Exhibit 99.2

Ballard Power Systems Inc.
Management’s Discussion & Analysis

BASIS OF PRESENTATION

The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2004. The Corporation’s Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements. Management’s discussion and analysis is dated and reflects information available to Management to February 4, 2005.

All amounts in this report are in U.S. dollars, unless otherwise stated.

BUSINESS OVERVIEW

Ballard is recognized as the world leader in the design, development and manufacturing of proton exchange membrane (“PEM”) fuel cells.  We operate in three market segments:

•                  Transportation: PEM fuel cell products and electric drive systems;

•                  Power Generation: PEM fuel cell products and power electronics; and

•                  Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

We are based in Canada, with head office, research and development and manufacturing facilities in Burnaby, British Columbia.  In addition, we have research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts) and Germany (Nabern).

During 2004, we undertook a comprehensive review of our product portfolio and the markets in which we participate.  As a result of this review, we will focus on markets that are characterized by large volume potential, strong driving forces for fuel cell adoption and significant government funding and regulatory support.  We believe that these characteristics are most prevalent in the global transportation and Japanese   residential fuel cell generator markets.

In 2005 and beyond, we will focus on our core competency – fuel cell stack design, development and manufacturing.  We will primarily concentrate our resources on automotive applications. Secondary markets of interest such as co-generation and backup power will also be pursued.  We believe this strategy offers shareholders the greatest value by positioning us to compete effectively in the largest and most attractive fuel cell markets and extending our cash reserves.

In recognition of our primary focus, we have revised our corporate mission as follows:

“We will develop fuel cell power as a practical alternative to internal combustion automotive engines through technology leadership”.

Transportation

We believe that the automotive market presents the most compelling case for introduction of fuel cell technology because of the global challenges  - air quality, energy security, long-term energy supply, and global climate change – which fuel cells are uniquely positioned to address. Development of automotive fuel cell technology continues to gain momentum, driven not just by the obvious social, economic and environmental benefits, but also by the competition for technology leadership among the world’s top automakers. We have core competencies in automotive PEM fuel cell stack design, development and manufacturing, and, together with our customers, we have put more fuel cell-powered demonstration vehicles on the road than anyone else.  Last year alone, cars, buses and vans powered by Ballard® fuel cell engines accumulated almost one million kilometers of on-road experience.  The data accumulated from these trials is proving instrumental in the development of our next generation fuel cell technology.

It is our aim to set the industry standard for automotive PEM fuel cell technology. We believe that by doing so, we will become the fuel cell partner of choice for automakers   as they commercialize their fuel cell vehicles.

We entered into a Vehicular Fuel Cell Alliance (“the Alliance”) with DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) for the development and commercialization of PEM fuel cells, fuel cell engines and fuel cell electric drive systems for use in vehicles in 1998.  Under the current Alliance, we are responsible for research, development, commercialization, manufacture, marketing, sale and service of fuel cells, fuel cell engines and fuel cell electric drive systems, and the integration of fuel cells, fuel cell engines and fuel cell electric drive systems to form complete power trains.

Under the current Alliance, which continues until 2021, subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of fuel cells or fuel cell engines, and, in the case of Ford, electric drive systems for fuel cell vehicles.  Again, subject to certain exceptions, DaimlerChrysler and Ford must purchase fuel cells and fuel cell engines from us and Ford must also purchase electric drive systems for fuel cell vehicles from us.  We can sell fuel cells, fuel cell engines and electric drive systems for any application, including for vehicles, to customers other than DaimlerChrysler and Ford.

On July 8, 2004, we entered into a non-binding Memorandum of Understanding (“MOU”) with DaimlerChrysler and Ford under which it is proposed that they acquire our 50.1% interest in Ballard Power Systems AG (“BPSAG”).  Details of this transaction are further described below under Significant Developments.  On completion of the transaction, we will be responsible for the research, development and manufacture of fuel cells and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the balance of plant, consisting of the vehicular fuel cell systems.

In 2004, we made significant progress in our transportation business.

In April, the United States Department of Energy announced a $350-million, five-year funding program targeted at making hydrogen-fueled vehicles a commercial reality by 2015.  More than half the announced demonstration fuel cell vehicles to be funded by the program will be powered by Ballard® fuel cells.

In June, the Japan Automobile Research Institute (“JARI”) ordered our light duty fuel cell engine and related technology for testing and evaluation purposes.  The information collected will assist JARI in benchmarking fuel cell engine performance and in advancing standardization activities in Japan.

In July, we announced that we will provide three heavy-duty fuel cell engines to DaimlerChrysler for integration into Mercedes-Benz Citaro buses for a project funded by China’s Ministry of Science & Technology, the Global Environment Facility and the United Nations Development Program.  The three buses will operate in Beijing as part of a two-year demonstration program, beginning in late 2005 and continuing through 2007.

In August, we announced a $3.6 million follow-on contract with a major global automaker covering expanded technology benchmarking and evaluation activities. As part of this agreement, the automaker evaluated the performance and capabilities of our current and advanced fuel cell technologies. This contract builds on the experience gained by the automaker from its initial purchase of our fuel cell products in 2003.

In September, the Government of Western Australia launched a two-year demonstration program involving three Mercedes-Benz Citaro buses, powered by Ballard® heavy-duty fuel cell engines, in regular revenue service in the city of Perth.

Also in September, the first of 30 Ford Focus production vehicles powered with Ballard® fuel cells for customer use under the United States Department of Energy demonstration program was unveiled in Detroit, Michigan.

In October’s Michelin Challenge Bibendum in Shanghai, China, Ballard-powered vehicles won 19 first place awards, as well as a design award for best integration in the Mercedes Benz F-Cell.  Ballard-powered vehicles won more first-place awards than all other commercial fuel cell developers combined.  Our customers’ vehicles received top marks in a wide range of categories, such as fuel efficiency, emissions and crash safety.

Also in 2004, DaimlerChrysler delivered a Mercedes Benz F-Cell equipped with a Ballard® fuel cell powertrain to German Chancellor Gerhard Schroeder for his office motor pool and another to the South Coast Air Quality Management District in California.  United Parcel Service launched three Dodge Sprinter delivery vans powered with our fuel cells in California and Michigan.

In Santa Clara, California, three buses, manufactured by Gillig, and equipped with Ballard® heavy-duty fuel cell engines, began driver training in 2004 in preparation for entering revenue service in the first quarter of 2005.

Power Generation

The Japanese combined heat and power fuel cell generator market is characterized by strong government support to drive early adoption of the technology.  Our associate company in Japan, EBARA BALLARD Corporation (“EBARA BALLARD”) continues to collaborate with the country’s three largest natural gas companies, Tokyo Gas, Osaka Gas and Toho Gas to commercialize a 1 kW combined heat and power stationary fuel cell generator designed to provide domestic hot water and base-load electric power for the Japanese residential market.  EBARA BALLARD’s industry-leading product has been selected for installation, in early 2005, at the official residence of the Prime Minister of Japan.  We began shipments of fuel cell stacks at the end of 2004 to support Tokyo Gas’ limited commercial launch and the Japanese government’s monitoring program.  To date, more than 60 Ballard-powered generators have been demonstrated and tested in Japan, primarily with Tokyo Gas, Osaka Gas, Nippon Oil Corporation and Toho Gas, in addition to some government-sponsored programs.  Several of the systems have operated longer than 10,000 hours.

EBARA BALLARD is also offering the FCBox, the first commercially available PEM fuel cell power generator to be sold in Japan.  This hydrogen-fueled portable power generator is designed for a variety of uses, including backup power, power for construction, manufacturing and communications and remote power supply.  The FCBox uses our Nexa® power module and offers clean, quiet backup power as long as hydrogen fuel is supplied.

We believe the most effective path for Ballard to penetrate North American markets for stationary and portable fuel cell power generation is to leverage our low cost automotive stack technology over the medium and long term.  In the near term, we will work with OEMs and systems integrators to address niche applications and conduct a small number of field trials to develop applications experience and market understanding.

In 2004, we sold 139 Nexa® power modules.  Nexa® power modules have now been sold into 22 countries, primarily to OEMs and education and research institutions. Through these sales, many customers are learning about the operating advantages of fuel cells and, in the case of OEMs, how our fuel cells might enrich their product portfolios.

We began field trials of our Nexa® RM Series hydrogen-fueled stationary power generator in 2004.  While price points in backup power markets are higher than those required for high volume automotive commercialization, we believe that penetration of fuel cells into these markets will be challenging due to the need to achieve a significant capital cost advantage over incumbent battery technologies and the lack of broader support (customer or government funding, macroeconomic drivers) for this technology transition.  While the initial back-up power generation market is likely to be limited in size and slow to develop over the next five years, we believe that Ballard’s power generation market opportunities will expand dramatically as our fuel cell technology progresses towards automotive cost and performance targets.

We made the decision to suspend further development of our AirGen™ fuel cell generators as the development costs to integrate a metal hydride fuel solution are not justified given the relatively small market potential of the product line and the high product cost, at this time.  We will continue to offer the AirGen™ fuel cell generator to customers for industrial and educational purposes, in order to build awareness and promote the study of fuel cell technology in schools.

In 2004, we commenced commercial sales of our 30 kW and 75 kW Ecostar™ power converters, which convert the power generated by solar panels into useable electric power.  We are focusing our marketing and sales efforts primarily in California, which has the most significant amount of government support for commercial and residential solar power installations.

Material Products

Our material products activities not only provide a consistent source of revenue and gross margin, they are core to our fuel cell development activities.

We are a Tier 1 supplier of friction products to the automotive industry. In 2005, we will continue to work under a five-year contract, awarded in December 2001 and valued at $50 million, for the supply of carbon friction material for automatic transmissions.

Our carbon fibers expertise provides a platform for the development of GDL materials to support our fuel cell technology. We are also a supplier to the fuel cell industry, having qualified our GDL products for production with three major PEM fuel cell industry participants.

Quality Systems

Our goal is to be the leading supplier of high quality, competitively priced fuel cell products in our respective markets.  To help us achieve that, we have adopted an Integrated Management System that incorporates Quality, Environment, Health, and Safety business practices.

Our Integrated Management System is aligned with the requirements of the following standards:  ISO 9001:2000 (Quality); ISO 14001:2004 (Environment); OHSAS 18001:1999 (Health & Safety); and ISO/TS 16949:2002 (Quality - Automotive).  We are the only fuel cell developer to have achieved these certifications and we believe they are a strategic advantage for us.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)

	2004	2003	2002
Revenues	$81,373	$119,566	$90,937
Net loss for period	$(175,407)	$(125,092)	$(148,417)
Loss per share	$(1.48)	$(1.07)	$(1.41)
Total assets	$659,171	$834,835	$918,624

Our revenues for the year ended December 31, 2004 were $81.4 million compared to $119.6 million in 2003. This decrease includes a $12.3 million or 15% decrease in product revenues and a $25.9 million or 65% decrease in engineering service and other revenue. The decrease in product revenues in 2004 primarily relates to lower shipments of light and heavy-duty fuel cell engines and related product support services. The decline in engineering service revenue results from the development phase of the current generation light-duty fuel cell engine program reaching completion and the next generation light-duty fuel cell engine development program being in its early stages.

Our net loss for the year ended December 31, 2004, was $175.4 million, or ($1.48) per share, compared with a net loss of $125.1 million, or ($1.07) per share, in 2003.

The net loss for the year ended December 31, 2004 included a $23.1 million ($0.19 per share) write-down on the pending sale of BPSAG, a $21.3 million ($0.18 per share) year-over-year negative change in foreign exchange and an increased loss of $4.4 million ($0.04 per share) on disposal and write-down of long-lived assets.  Excluding the impact of these items, Ballard’s net loss for 2004 would have been $132.6 million or $1.12 per share compared to $131.0 million or $1.12 per share in 2003, as reduced operating expenses and higher gross margins were offset by lower engineering service and other revenues.

Cash used by operations and capital expenditures for the year ended December 31, 2004 was $85.3 million, compared to $39.9 million (excluding business integration and restructuring expenditures) in 2003. This is primarily due to a $25.9 million decline in engineering service revenue and strong foreign exchange gains of $19.2 million in 2003 compared to a foreign exchange loss of $2.1 million in 2004.

Our revenues for the year ended December 31, 2003 were $119.6 million compared to $90.9 million for the same period in 2002. This includes a $23.8 million or 43% increase in product revenues and a $4.8 million or 14% increase in engineering service and other revenue.

Our net loss for the year ended December 31, 2003 was $125.1 million, or ($1.07) per share, compared with a net loss of $148.4 million, or ($1.41) per share, during the same period in 2002. The lower loss for 2003 primarily results from foreign exchange gains, reduced operating expenses, lower business integration and restructuring costs and higher engineering service revenue, partly offset by write-downs of investments, lower minority interest share of losses in subsidiaries, and the effect of adopting accounting principles requiring the expensing of stock options. The lower operating expenses during 2003 were achieved primarily through the wind-down and deferral of certain development programs announced in 2002, and cost reduction initiatives resulting from business integration and restructuring activities.

Cash used by operations and capital expenditures for the year ended December 31, 2003, excluding business integration and restructuring expenditures of $8.6 million, was $39.9 million compared to $118.5 million for 2002. The decrease is primarily due to the lower losses (excluding non-cash items) described above, lower working capital requirements and reduced capital expenditures.

SIGNIFICANT DEVELOPMENTS

On July 8, 2004, we entered into a non-binding MOU with our Alliance partners, DaimlerChrysler and Ford, under which it is proposed that DaimlerChrysler and Ford will acquire our 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford will return to us nine million of our common shares that they currently own, valued at $73.8 million, based on the average quoted market price of our common shares around the announcement date of $8.20 per share. These shares will then be cancelled. In addition, the existing forward sale agreement, related to the purchase by us of the remaining 49.9% interest of BPSAG from DaimlerChrysler in exchange for the issuance of 7.6 million shares of Ballard to DaimlerChrysler, will be effectively cancelled, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford. As the terms of the existing forward sale agreement required the purchase by us of the remaining 49.9% interest in BPSAG to be completed by November 15, 2004, the agreement was extended to February 28, 2005 and it is expected it will continue to be extended until BPSAG is sold.

Negotiations to complete the transactions contemplated by the MOU have taken longer than initially expected due to the complexity of the transactions and the time required to settle a number of issues related to the restructuring. While the MOU has expired, the parties are continuing to negotiate the detailed terms and conditions of the transaction in a manner generally consistent with the MOU, with the exception that the scope of the transaction may also include a reallocation of the responsibility for the development of electric drives for hybrid vehicles.  Currently, we have a right of first offer to supply Ford with electric drives for their hybrid vehicles, and Ford may not compete with us in the research, development, commercialization, manufacture, marketing, sale and service of electric drives for hybrid vehicles.  Ford has proposed that the terms of the Alliance regarding electric hybrid e-drives be removed, in exchange for consideration which is currently being negotiated.  We expect to complete the transaction by June 30, 2005, subject to further approvals by the boards of directors of Ballard, DaimlerChrysler and Ford, by our shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany (also refer to “Risks and Uncertainties”).

Upon completion of the sale of BPSAG, we will continue to be responsible for the research, development and manufacture of fuel cells for DaimlerChrysler and Ford and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell support system (balance-of-plant). Under the terms of the MOU, DaimlerChrysler and Ford will also provide us up to $58 million in future funding for our development of the next generation vehicular fuel cell and the next generation electric drive system for fuel cell vehicles, subject to achieving predefined milestones.

As a result of the pending sale of BPSAG, we have recorded an estimated loss of $23.1 million in 2004. This loss results from writing down the goodwill of BPSAG based on the estimated proceeds to be received. The overall loss on the sale of BPSAG depends on a number of variables, including changes in our net investment in BPSAG and purchase price adjustments.

Prior to our year-end, we unconditionally exercised the call notice delivered to DaimlerChrysler and Ford in July 2004 in order to take advantage of the pricing established by the call notice. As a result, subsequent to our year-end, DaimlerChrysler and Ford completed their investment under the call notice, consisting of Cdn. $55 million in exchange for the issuance of 4,457,545 of our common shares.

After giving effect to the proposed share cancellations discussed above and the issuance of the 4,457,545 shares discussed above, our issued and outstanding share capital is expected to be reduced from 123,236,389 common shares as at February 4, 2005, to 114,236,389 common shares at the closing of the transaction.

Following the close of the transaction, DaimlerChrysler’s ownership in Ballard is expected to increase from 17.9% to 18.7%, and Ford’s ownership in Ballard is expected to decrease from 19.6% to 13.9%. DaimlerChrysler’s and Ford’s representation on our board of directors will remain unchanged.

Annually, we review the carrying value of our goodwill and intangible assets. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. As a result of this review we determined that the carrying value of some of the intellectual property related to our EcostarTM power converter products was not supported by management’s estimates of the discounted cash flows related to these products and accordingly have written down intellectual property by $13.2 million during the fourth quarter of 2004.

During the fourth quarter of 2004, we recorded provisions against inventory and capital assets related to our Nexa® and Nexa®RM products of $3.1 million and $0.5 million, respectively. These write-downs reflect slower than anticipated sales for these products. During the third quarter of 2004 we decided to suspend further development of our AirGenTM fuel cell generator. We have determined that the development costs to establish a metal hydride fuel solution are not justified given the relatively small market potential of this product line at this time. As a result of this decision, we wrote-down the carrying value of our inventory by $1.3 million and our capital and intangible assets by $0.4 million each.

In December 2004, QuestAir Technologies Inc. (“QuestAir”) completed an initial public offering. This established a public market value for the company, which was below the previous carrying value of our investment in QuestAir. As a consequence, we wrote down our investment in QuestAir by $2.5 million to its current market value as of December 31, 2004 of $3.9 million.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations.  The application of these and other accounting policies are described in note 1 to the consolidated financial statements.  Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

We earn revenues under certain contracts to provide engineering and other services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones. There is a risk that a customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. Under the terms of certain contracts, we also earn customer service revenue, which is recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to revenues previously recognized. During the years ended December 31, 2004 and 2003, there were no material adjustments to engineering service revenue and customer service revenue relating to revenue recognized in a prior period.

Warranty Provision

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of sales. As a result of these reviews and the resulting adjustments, our warranty provision and cost of product revenues for the years ended December 31, 2004 and 2003 were reduced by a net amount of $9.2 million and $7.2 million, respectively. The majority of our warranty provision is for transportation-related fuel cell products.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of technology changes, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the years ended December 31, 2004 and 2003, inventory provisions of $5.6 million and $3.6 million, respectively, were recorded as a charge to cost of product revenues. For 2004, this included a $3.1 million inventory provision related to our Nexa® and Nexa®RM Series fuel cell modules and a $1.3 million provision related to our AirGenTM fuel cell generator as discussed above.

Investments

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment in the value of these investments that requires recognition has occurred. During the years ended December 31, 2004 and 2003, we recorded write-downs of our investment in QuestAir of $2.5 million and $5.3 million, respectively. For the year ended December 31, 2003, we recorded a $7.3 million write-down, representing 100% of our investment, in MicroCoating Technologies, Inc.

Intangible Assets and Goodwill

As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.

During the year ended December 31, 2004 we also wrote-down the carrying value of intellectual property related to our EcostarTM power converter products by $13.2 million. During 2004 we also recorded an estimated loss of $23.1 million as a result of the pending sale of our investment in BPSAG as a charge against goodwill and a $0.4 million write-down of intangible assets associated with our AirGenTM fuel cell generator.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

In late 2003, the Emerging Issues Committee (the “EIC”) of the Canadian Institute of Chartered Accountants (the “CICA”) issued EIC-141 Revenue Recognition, EIC-142 Revenue Arrangements with Multiple Deliverables and EIC-143 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. The EIC guidelines provide interpretive guidance for applying the standards in Section 3400 Revenue of the CICA Handbook and bring Canadian standards in line with U.S. standards. The new guidance had no impact on us, as our accounting for revenues is consistent with U.S. GAAP.

CICA Accounting Guideline 13 Hedging Relationships (“AcG-13”) came into effect for our fiscal 2004 results. To manage our exposure to currency rate fluctuations, we periodically enter into forward foreign exchange contracts, which do not qualify for hedge accounting under AcG-13. Therefore, commencing in 2004 we have applied the guidance in EIC-128 Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments and have adopted the fair value method of accounting for forward foreign exchange contracts. The fair value of the contract is recognized on the balance sheet and changes in the fair value are recorded as gains or losses in the period of change. There were no material impacts to any of the periods reported as a result of adopting EIC-128.

During 2004, we adopted the new CICA Handbook sections 1100 Generally Accepted Accounting Principles, and 1400 General Standards of Financial Statement Presentation.  These sections outline standards for fair presentation in financial reporting and describe what constitutes Canadian GAAP and its sources.  The adoption of these standards had no significant impact on our consolidated financial statements.

Section 3063 Impairment of Long-lived Assets of the CICA Handbook became effective for our 2004 fiscal year. The standard provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets and replaces the previous standard for write-downs of property, plant and equipment.  The adoption of this standard was considered in the write-downs associated with the pending sale of BPSAG and the loss on sale and write-down of long-lived assets recorded during 2004.

Section 3461 Employee Future Benefits of the CICA handbook was amended in 2004 to require greater disclosure with respect to employer’s pension plans and other employer future benefit plans. The amendments to this standard do not include any changes to any of the recognition or measurement requirements. Accordingly, we have expanded our disclosure on employee future benefits in the notes to the consolidated financial statements for the year ended December 31, 2004.

Beginning in 2005, we will adopt CICA Accounting Guideline 15 Consolidation of Variable Interest Entities (“AcG-15”), which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called variable interest entities (“VIEs”).  We have identified potential VIEs and determined that the adoption of AcG-15 will not have a significant impact on our consolidated financial statements.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2004 were $81.4 million, a $38.2 million or 32% decrease from 2003, primarily reflecting decreases in engineering service and other revenues and product revenues from the Transportation market segment.

The following table provides a breakdown of our revenues for the reported periods:

	Years Ended December 31
	2004			2003			2002
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$50,167	$13,798	$63,965	$63,078	$39,738	$102,816	$39,484	$34,955	$74,439
Power Generation	4,432	—	4,432	3,406	—	3,406	2,439	—	2,439
Material Products	12,976	—	12,976	13,344	—	13,344	14,059	—	14,059
	$67,575	$13,798	$81,373	$79,828	$39,738	$119,566	$55,982	$34,955	$90,937

Transportation product revenues for the year ended December 31, 2004, decreased by $12.9 million or 20% compared to 2003. Revenues in 2003 were higher primarily due to the timing of product deliveries under the current generation light-duty fuel cell engine program and lower heavy duty fuel cell bus engine revenues. The lower fuel cell bus engine revenues reflect the completion of product deliveries for the European Fuel Cell Bus Project during 2003, partly offset by revenues from orders to supply heavy-duty fuel cell engines to a customer in California and to DaimlerChrysler for deliveries to China.

Engineering service revenue primarily reflects the achievement of predefined light-duty fuel cell engine program development milestones for our customers, the related costs of which are included in research and development expenses. The significant decline in engineering service revenue for the year ended December 31, 2004, as compared to 2003, resulted from the development phase of the current generation light-duty fuel cell engine program reaching completion and the next generation light-duty fuel cell engine program being in the early stages.

Power Generation revenues for the year ended December 31, 2004, increased by $1.0 million, or 30%, compared to 2003, due to higher volumes of our 1 kW combined heat and power stationary fuel cell generator, Ecostar™ power converters for photovoltaic applications, and sales of a derivative version of our automotive fuel cell to a Power Generation customer.

Material Products revenues for the year ended December 31, 2004, decreased by $0.4 million, or 3%, as compared to 2003, due primarily to slightly lower demand for carbon fiber products.

We expect that the sale of BPSAG will be completed by June 30, 2005.  Consequently, our 2005 financial results will only include up to six months of revenues from BPSAG compared to a full year of BPSAG revenues in 2004.  As a result, we expect revenues for 2005 to decline compared to 2004.  Other contributing factors to the reduction in revenues for 2005 are the lower heavy-duty fuel cell bus engine revenue and lower product deliveries of the current generation light-duty fuel cell engines due to the completion of shipments for the U.S. Department of Energy fuel cell vehicle demonstration program.  Engineering service revenue for the next generation light-duty fuel cell and electric drive programs is expected to be flat to slightly higher in 2005 relative to 2004, and will occur primarily in the second half of 2005.  Power Generation revenue for 2005 is expected to be comparable to 2004, as increased revenues from the sale of our 1kW combined heat and power stationary fuel cell generator will be offset by lower sales of Nexa® and Nexa® RM products.  Material Product revenues are expected to be comparable to 2004.

Revenues for the year ended December 31, 2003 were $119.6 million, a $28.6 million or 31% increase from 2002. Higher product revenues from Transportation were the primary drivers for the increased revenues in 2003. Higher shipments of light-duty fuel cell modules and the delivery of the final heavy-duty bus engines and related product services for the European Fuel Cell Bus Project and three heavy-duty bus engines for Perth, Australia were the primary reasons for the increase in Transportation product revenues for the year ended December 31, 2003.  Higher engineering service revenue and light-and heavy-duty service revenues were also key contributors to the increase. The changes in engineering service revenue as compared to the same periods in 2002 reflect the timing of milestone achievements under this program.

Power Generation revenues for 2003 increased by $1.0 million or 40% over the same period in 2002 due to shipments of our 1 kW fuel cell module for our combined heat and power stationary fuel cell generator for the Japanese residential market and from sales of our EcostarTM power converter.

Material Products revenues for the year ended December 31, 2003 decreased by $0.7 million or 5% as compared to the comparative period in 2002 due to lower customer automotive vehicle sales and a slight decline in sales of fuel-cell related and other products.

Cost of product revenues for the year ended December 31, 2004 were $59.6 million, a decrease of $16.5 million or 22% compared to 2003. The decrease in cost of product revenues primarily resulted from lower product sales and a reduction of warranty provisions of $9.2 million in 2004 compared to $7.2 million in 2003, partially offset by inventory write-downs related to our Nexa®, Nexa®RM, and AirGenTM fuel cell products.  The reductions in accrued warranty liabilities were primarily due to contractual expirations, lower operating hours, improved lifetime and lower production costs for our light and heavy-duty fuel cell modules.

Cost of product revenues for the year ended December 31, 2003 were $76.1 million, an increase of $8.9 million or 13% from 2002. The higher cost of product revenues primarily reflects the increase in revenues discussed above. Partly offsetting the increase in the cost of product revenues were:

•                  Reductions in our accrued warranty provisions required for our 250 kW stationary generator field trial program, which was completed in 2003;

•                  Reductions in warranty provisions related to heavy-duty bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements, and improved logistics associated with field support and lower production costs;

•                  Reversals of accrued warranty liabilities due to contractual expirations and cost reductions for our light-duty fuel cell modules; and

Research and product development expenses for the year ended December 31, 2004 were $91.7 million, a decrease of $12.1 million or 12%, compared to 2003. The decrease was primarily due to the completion of our current generation light-duty and heavy-duty fuel cell engine development programs, and the positive impact of cost reduction initiatives and restructuring activities. The next generation light-duty fuel cell engine program is in the early stages of development and costs are expected to increase over the next several quarters. The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the year ended December 31, 2004, compared to the same period in 2003.

Included in research and product development expenses for the year ended December 31, 2004 were costs of $12.5 million related to our achievement of predefined milestones for which we earned engineering service revenue under the current generation light-duty fuel cell engine development program.

Research and product development expenses for the year ended December 31, 2003 were $103.9 million, a decrease of $10.2 million or 9% as compared to 2002. The decrease was achieved through cost reduction initiatives and restructuring activities, the wind-down of our 250 kW stationary generator field trial program, our heavy-duty fuel cell bus engine development program and our fuel processing activities, and the deferral of certain programs, such as the 10 kW and 60 kW stationary fuel cell power generator programs.  These decreases were partly offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies and the expensing of stock options resulting from the adoption of the fair-value based method of accounting for stock-based compensation in 2003 (as described in note 1(s) to the consolidated financial statements). Included in research and product development expenses for the year ended December 31, 2003 were costs of $28.6 million related to our achievement of predefined program milestones for which we earned engineering service revenue. This compares to engineering service related expenditures of $27.4 million for 2002.

General and administrative expenses for the year ended December 31, 2004 were $15.7 million, a decrease of $2.0 million or 12% compared to 2003. The primary reason for the decrease is the reversal of provisions for bonuses and the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2003. The decreases were partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

General and administrative expenses for the year ended December 31, 2003 were $17.7 million, a decrease of $4.9 million or 22% from 2002. The decrease reflects the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2002. This was partly offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies, and the expensing of stock options in 2003.

Marketing expenses for the year ended December 31, 2004, were $10.0 million, a $0.6 million or 6% increase from marketing expenses in the same period of 2003. The increase in marketing expenses reflects increased marketing and sales activities related to our Power Generation segment and the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

Marketing expenses for the year ended December 31, 2003 were $9.5 million, in line with marketing expenses in 2002. Decreases in marketing expenses as a result of cost reduction initiatives were offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies, and the expensing of stock options in 2003.

Depreciation and amortization was $40.1 million for the year ended December 31, 2004, a decrease of $6.3 million or 14% as compared to 2003. In accordance with GAAP, we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale, which accounted for the decline.

Depreciation and amortization was $46.4 million for the year ended December 31, 2003, an increase of $1.9 million or 4% compared to 2002. The increase reflects the amortization of intangible assets associated with our acquisition of the interests of ALSTOM Canada Inc. and FirstEnergy Corp. (“FirstEnergy”)  in our subsidiary, Ballard Generation Systems Inc. (“BGS”), in December 2002 and May 2003, respectively, partly offset by lower depreciation from the write-down of property, plant and equipment associated with facility consolidations during 2002.

Investment and other income was $3.7 million for the year ended December 31, 2004, compared to $29.2 million in 2003.

The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

	Years Ended December 31
(Expressed in thousands of U.S. dollars)	2004	2003	2000 Restated (note 1)
Investment and other income	$5,732	$10,000	$11,340
Foreign exchange gain (loss)	(2,062)	19,191	5,777
	$3,670	$29,191	$17,117

Investment and other income, excluding foreign exchange gain (loss), was $5.7 million for the year ended December 31, 2004, a decline of $4.3 million or 43% compared to 2003. The decline is primarily due to lower interest rates and lower average cash balances.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar and Euro, relative to the U.S. dollar, on our Canadian dollar and Euro-denominated net monetary assets over the respective periods. For the year ended December 31, 2004, a foreign exchange loss of $2.1 million compares to a foreign exchange gain of $19.2 million. The loss was primarily driven by a 3.7% decline in the Canadian dollar during the first two quarters of 2004, relative to the U.S. dollar, when Canadian net monetary balances were higher than they were for the third and fourth quarters of 2004. This compares to an increase of 18.2% in the Canadian dollar, relative to the U.S. dollar, for the year ended December 31, 2003, on higher balances of Canadian-denominated net monetary assets. While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements. We hold Canadian and Euro-denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Year-over-year decreases in investment and other income in 2003 and 2002 were primarily due to lower interest rates and lower average cash balances.

Year-over-year increases in foreign exchange gains for 2003 and 2002 are primarily attributable to the effect of the changes in the value of the Euro and the Canadian dollar, relative to the U.S. dollar, on our Euro and Canadian dollar net monetary assets in the respective periods.

Loss on disposal and write-down of long-lived assets for the year ended December 31, 2004, were $17.7 million, compared to $13.3 million in 2003. The loss for the 2004 periods primarily represents the write-down of intellectual property related to our EcostarTM power converter products of $13.2 million, our investment in QuestAir of $2.5 million, disposals and write-downs of $1.2 million related to plant and equipment and write-downs of our AirGenTM fuel cell generator capital of $0.4 million and intangible assets of $0.4 million. The loss for the year ended December 31, 2003 primarily represents the write-down of all of our investment in MCT and a portion of our investment in QuestAir of $7.3 million and $5.3 million, respectively, and $0.7 million related to fixed asset disposals and write-downs. The loss for 2003 of

$13.3 million compares to a loss of $0.9 million in 2002 and the 2002 amount is primarily related to plant and equipment disposals and write-downs.

Write-down of assets held for sale for the year ended December 31, 2004, was $23.1 million compared to nil in 2003. The write-down of assets held for sale represents a write-down of goodwill associated with BPSAG to the estimated net realizable value of the company as a result of the pending sale discussed above.

Minority interest for the year ended December 31, 2004 was nil, compared to $4.6 million in 2003. During the second quarter of 2003, we ceased recording the minority interests’ share of the losses of our subsidiaries, BGS and BPSAG. We increased our ownership of BGS to 100% with our acquisition of FirstEnergy’s equity interest in BGS in May 2003. For BPSAG, during 2003 the minority interest’s share of losses in BPSAG exceeded the minority interest’s investment in this company and therefore we began recognizing 100% of the losses of BPSAG in our financial statements.

Minority interest for the year ended December 31, 2003 was $4.6 million, a decrease of $26.4 million or 85% from the corresponding period in 2002. The decrease is due to lower losses of our subsidiaries, BPSAG and BGS, due to restructuring activities and because we ceased recording the minority interest’s share of the losses in these companies during 2003 as discussed above.

Business integration and restructuring costs for the year ended December 31, 2004, were nil compared to $8.8 million in 2003. The costs in 2003 represent severance and other compensation payments, facility closure costs and other expenditures associated with restructuring and integration activities. Business integration and restructuring costs for the year ended December 31, 2002 were $27.5 million in 2002. These costs represent severance and other compensation payments, facility closure costs, asset write-downs and other expenditures associated with restructuring and integration activities. The 2003 costs decreased significantly from 2002 due to the timing of when the expenses were incurred.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $240.3 million as at December 31, 2004, a decrease of $86.9 million from the end of 2003. The decrease was driven by net losses (excluding non-cash items) of $82.4 million and investing outflows of $9.8 million (excluding an increase in short-term investments) partly offset by lower non-cash working capital requirements of $4.1 million and financing activities of $1.2 million. Cash, cash equivalents and short-term investments were $327.1 million as at December 31, 2003, a decrease of $49.8 million from the end of 2002. The decrease was primarily driven by net losses (excluding non-cash items) of $52.4 million and capital expenditures of $5.7 million, partly offset by lower non-cash working capital requirements of $9.7 million.

For the year ended December 31, 2004, working capital requirements resulted in cash inflows of $4.1 million compared to $9.7 million in 2003. In 2004, accounts receivable declined by $4.2 million due primarily to lower sales, inventory declined by $8.1 million due to the timing of product shipments and inventory provisions and accrued warranty liabilities increased $1.2 million due to product shipments offset by the reversal of light and heavy-duty warranty provisions. These decreases in working capital were partly offset by a $2.8 million decline in accounts payable and accrued liabilities due to lower expenditures. Working capital requirements related to assets and liabilities held for sale represent changes in the non-cash working capital of BPSAG which increased during the year primarily due to the build-up of inventory for Transportation customer deliveries, reduced warranty liabilities due to the reduction of light-duty fuel cell engine warranty obligations, lower accounts payable and accrued liabilities due to reduced spending, partly offset by lower accounts receivable due to reduced revenues.

For the year ended December 31, 2003, working capital requirements resulted in cash inflows of $9.7 million compared to cash outflows of $16.5 million in 2002. Working capital requirements for the year were driven primarily by improved collection of accounts receivable and an increase in accrued warranty liabilities resulting from shipments of light- and heavy-duty fuel cell modules and the effect of the stronger Euro and Canadian dollar, relative to the U.S. dollar, on warranty liabilities denominated in those currencies. The increase in accrued warranty liabilities was partly offset by a reduction in the warranty provision required for light-duty fuel cell modules and heavy-duty fuel cell bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements, improved logistics associated with field support and lower production costs. Working capital was negatively affected by lower accounts payable and accrued liabilities, reflecting reduced expenses and the net payment of business integration and restructuring costs. Included in cash used by operations were payments for business integration and restructuring costs of $8.6 million and $28.9 million for the years ended December 31, 2003 and 2002, respectively.

Investing activities resulted in cash outflows of $12.3 million for the year ended December 31, 2004, compared to cash inflows of $82.1 million in 2003. The primary reason for the swing between the two years was changes in short-term investments, which are primarily driven by our investment decisions in response to changes in yield curves in order to maximize investment returns.  The increase in investments for the year ended December 31, 2004, represents cash investments in our associate company, EBARA BALLARD, and Chrysalix Energy Limited Partnership (“Chrysalix”) of $1.7 million and $1.1 million, respectively. In 2003, we made investments of $1.6 million in EBARA BALLARD and $0.4 million in Chrysalix. In 2003, the acquisition of other businesses consists of $1.7 million related to the acquisition of Coleman Powermate, Inc.’s AirGen™ fuel cell generator net assets and $0.2 million of acquisition costs related to the purchase of FirstEnergy’s interest in BGS. Capital spending of $7.1 million and $5.7 million for the years ended December 31, 2004 and 2003, respectively, was primarily for manufacturing equipment, computer equipment and lab and test equipment.

Financing activities resulted in cash inflows of $1.2 million for the year ended December 31, 2004, compared to $1.5 million in 2003. The cash inflows for both periods were primarily net proceeds from the exercise of employee stock options.

As at February 4, 2005, we had 123,236,389 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 5,789,998 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2004, we had cash, cash equivalents and short-term investments totaling $240.3 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our success in developing new relationships with non-Alliance automotive customers, the timing of  our customers’ product introductions and their impact on our commercial sales, our working capital requirements, foreign exchange fluctuations, the results of our development and demonstration programs, and whether or not we complete the pending sale of BPSAG. We expect our funding requirements to be met through our cash resources, the Cdn.$55 million in equity funding received in January 2005 from our Alliance partners, DaimlerChrysler and Ford, product and engineering service revenues, government funding of research and development projects, and additional equity contributions from public markets or strategic investors which may be required depending on the impact on cash requirements from various factors described above.

The following table provides selected financial results adjusted for the effects of the sale of BPSAG, on a pro-forma basis. The management proxy circular to be delivered to shareholders in connection with the transaction will contain detailed pro-forma financial information.

	Year ended December 31, 2004		Year ended December 31, 2003
(Expressed in thousands of U.S. dollars)	Pro-Forma	As Reported	Pro-Forma	As Reported
Revenue	$61,805	$81,373	$84,751	$119,566
Operating expenses	$118,638	$157,530	$121,800	$177,436
Net loss	$(124,065)	$(175,407)	$(86,491)	$(125,092)

In conjunction with negotiating the transaction contemplated by the MOU, together with DaimlerChrysler and Ford, we are developing detailed program plans for the next generation vehicular fuel cell and electric drive products. Under the proposed terms of the transaction, DaimlerChrysler and Ford will provide, as engineering service revenue, up to $58 million, subject to achievement of predefined milestones, for the next generation vehicular fuel cells and the next generation electric drive system programs. This excludes product revenues expected from these programs.

We expect cash requirements from operations and capital expenditures during 2005 to be between $85 million and $100 million, assuming the sale of BPSAG is completed by June 30, 2005 and that no significant changes in foreign exchange rates occur.

The primary reason for the potential increase in cash requirements is the delayed closing of the sale of BPSAG into 2005.  Cash requirements for BPSAG for the first half of 2005 are expected to be between $20 million and $25 million, however as contemplated in the MOU, the impact on our cash position will be offset at closing through a purchase price adjustment, which will be shown as a cash inflow from investing activities on the statement of cash flows. The potential increase in cash consumption in 2005 also reflects higher research and development expenditures for our next generation product and technology programs, and changes in working capital requirements related to higher warranty expenditures for field trials and increased receivables related to the timing of engineering service revenue late in 2005.

We believe that our cash, cash equivalents and short-term investments, together with funding commitments from our Alliance partners, are sufficient to meet our planned growth and development activities for at least the next several years.

Off-Balance Sheet Arrangements & Contractual Obligations

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.  Periodically, we use forward foreign exchange contracts to manage our foreign exchange risk. However, as at December 31, 2004, there were no forward exchange contracts outstanding. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our net loss.

We have agreed to pay royalties up to a maximum of $35.6 million in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies.  The conditions under which these royalties become payable are described in more detail in note 14 to the consolidated financial statements.

We have committed to make future capital contributions of $1.6 million (Cdn. $2.0 million) in Chrysalix in which we have a limited partnership interest.

As at December 31, 2004 we had the following contractual obligations and commercial commitments:

	Payments due by period
(Expressed in thousands of U.S. dollars) Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Operating leases	$31,540	$4,409	$6,842	$4,115	$16,174
Purchase obligations (1)	4,662	3,945	717	—	—
Asset retirement obligations	6,803	53	—	—	6,750
Total contractual obligations	$43,005	$8,407	$7,559	$4,115	$22,924

(1)          Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and which specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

We also have obligations to purchase $0.5 million of capital assets.  Capital expenditures pertain to our regular operations and together with the acquisition of intellectual property will be funded through operating cash flows and cash on hand.

We have obligations to maintain service inventory of $0.4 million in 2005 and $0.1 million in 2006 to support the European Fuel Cell Bus Project. This inventory was acquired during 2004.

In addition to these purchase obligations, we have issued a letter of credit for $1.2 million, related to a lease agreement for our premises.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, ALSTOM BALLARD GmbH and EBARA BALLARD. We earn revenues from related parties from the sale of products and related services and from engineering service revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also purchased intellectual property and obtained and granted licenses from related parties.

Related party transactions for the years ended December 31 are as follows:

(Expressed in thousands of U.S. dollars)	2004	2003	2002
Transactions during the year with related parties:
Revenues from fuel cells, engineering services and related equipment	$46,898	$78,322	$49,562
Purchases	1,759	1,800	1,553
Contract research and development expenditures	768	1,227	1,029

During 2004, we acquired certain intellectual property from DaimlerChrysler for $1.5 million. We also acquired intellectual property of $2.4 million in each of 2003 and 2002 from DaimlerChrysler in exchange for our common shares.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Quarter ended (restated - note 1)
(Expressed in thousands of U.S. dollars, except per share amounts)	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004
Product revenues	$16,335	$22,611	$15,407	$13,222
Engineering service and other revenue	4,199	1,019	5,763	2,817
Total revenue	$20,534	$23,630	$21,170	$16,039
Net loss	$(55,108)	$(52,581)	$(30,555)	$(37,163)
Net loss per share	$(0.46)	$(0.44)	$(0.26)	$(0.31)
Weighted average common shares outstanding (000s)	118,694	118,515	118,385	118,245

	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003
Product revenues	$22,035	$18,259	$23,024	$16,510
Engineering service and other revenue	7,118	9,907	6,125	16,588
Total revenue	$29,153	$28,166	$29,149	$33,098
Net loss	$(37,211)	$(31,192)	$(33,407)	$(22,561)
Net loss per share	$(0.31)	$(0.27)	$(0.28)	$(0.19)
Weighted average common shares outstanding (000s)	118,186	118,109	117,484	115,945

Three Months Ended December 31, 2004 and 2003: Our net loss for the quarter ended December 31, 2004 was $55.1 million or $(0.46) per common share, a $17.9 million or 48% increase from 2003. The higher loss for 2004 primarily results from a $10.7 million increase in loss on disposal and write-down of long-lived assets, a $4.4 million decrease in investment and other income and a $2.9 million decline in engineering, service and other revenue.  Excluding loss on disposal and write-down of long-lived assets and foreign exchange impacts, our net loss for the quarter would have been $38.4 million or $(0.32) pre common share compared to $34.7 million or $(0.29) per common share for the same period in 2003. Loss on disposal and write-down of long-lived assets for 2004 primarily consisted a $13.2 million write-down of intellectual property relating to our EcostarTM power converter products and a $2.5 million write-down of our QuestAir investment compared to a $5.3 million write-down of our QuestAir investment in the corresponding period in 2003. Engineering, service and other revenue is lower because the development phase of the current generation light-duty fuel cell engine program has reached completion and the next generation light-duty fuel cell engine program is in the early stages. Investment and other income is down primarily due to a foreign exchange loss of $0.4 million in the three months ended December 31, 2004 compared to a gain of $3.0 million in the corresponding period in 2003 as well as lower investment income due to a decline in interest rates and lower average cash balances.

Summary of Quarterly Results: The timing of product deliveries and the completion of engineering milestones, and foreign exchange gains and losses, are significant factors that influence our quarterly results. The net loss for the third quarter of 2004 was significantly impacted by a $23.1 million loss on assets held for sale related to the pending sale of BPSAG, partly offset by lower depreciation and amortization, as we ceased recording depreciation and amortization on assets held for sale. The fourth quarter of 2004 and the second and fourth quarters of 2003 reflect write-downs of investments of $2.5 million, $7.3 million and $5.3 million, respectively. The fourth quarter of 2004 also included a write-down of $13.2 million of intellectual property. Foreign exchange gains were particularly significant in the first and second quarters of 2003 when they were $7.9 million and $8.3 million, respectively. Variations in engineering service and other revenue reflect the timing of customer development programs and milestone achievements under those programs. Lower engineering service revenue negatively impacted the each of the quarters of 2004 relative to the corresponding quarters in 2003. Higher engineering service revenue was a significant factor in reducing net losses in the first quarter of 2003. Lower engineering service and other revenue during 2004 reflect the completion of the current generation light-duty fuel cell engine development program. For each of the quarters in 2004, quarterly operating expenditures decreased relative to the same periods in 2003 primarily due to the winding-down of the current generation light-duty engine program and the benefits of cost reduction initiatives and restructuring activities as well as lower depreciation in the third and fourth quarters of 2004. There are no significant seasonal variations in our quarterly results.

RISKS & UNCERTAINTIES

The development and commercialization plans for Ballard’s products presented in this Management’s Discussion & Analysis are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, those detailed below.

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and having sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by OEMs. There is no guarantee that OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

For a complete discussion of risks and uncertainties that may apply to our business and our operating results, please refer to our 2004 Annual Information Form. A summary of these identified risks and uncertainties are as follows:

•                  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

•                  We have incurred, and expect to incur, substantial losses.

•                  We cannot assure you that we will be able to successfully execute our Business Plan.

•                  Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

•                  A mass market for our products may never develop or may take longer to develop than we anticipate.

•                  We have limited experience manufacturing PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems on a commercial basis.

•                  We are dependent on third party suppliers for the supply of key materials and components for our products.

•                  We are dependent upon external OEMs to purchase certain of our products.

•                  We are dependent on vehicle manufacturers to purchase certain of our PEM fuel cell products, PEM fuel cells, and electric drive systems.

•                  We are dependent on our relationships with our partners in the Vehicular Alliance.

•                  Fuel for PEM fuel cell vehicles may not be available or may cost too much, causing limited or reduced sales of our products.

•                  Regulatory changes could hurt the market for our systems and products.

•                  Our relationship with DaimlerChrysler and Ford could restrict our ability to control our business.

•                  We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

•                  We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

•                  We currently face and will continue to face significant competition.

•                  We could lose or fail to attract the personnel necessary to run our business.

•                  Certain provisions of our articles of incorporation and the Vehicular Alliance could have effects that conflict with the interest of our shareholders.

•                  We could be liable for environmental damages resulting from our research, development or manufacturing operations.

•                  Our products use inherently dangerous, flammable fuels, which could subject our business to product liability claims.

In addition, as described under “Business Overview”, on July 8, 2004 we announced a non-binding MOU with our Alliance partners, DaimlerChrysler and Ford, under which DaimlerChrysler and Ford will acquire our 50.1% interest in BPSAG. Although we expect to complete this transaction with DaimlerChrysler and Ford by June 30, 2005, there is no guarantee that we will successfully negotiate and complete this transaction. If we cannot do so, we may retain the fuel cell systems business and develop the next generation fuel cell engine and electric drive system. It is also possible that DaimlerChrysler and Ford may not provide funding for the development of this next generation fuel cell engine and electric drive system, which could have a material adverse affect on our results of operation and impact our ability to execute our business plan. If we do not receive funding for developing the next generation fuel cell engine from our Alliance partners, then we may have to narrow the scope of our development activities, which may impact our commercialization timeframes.

Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized above which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian and U.S. securities regulatory authorities.  These documents are also available on our website at www.ballard.com.